August 7, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel, Assistant Director
Mrs. Jessica Plowgian, Reviewing Attorney Mr. Michael Henderson, Reviewing Accountant

Re:	KVH Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 13, 2009

And Documents Incorporated by Reference

Form 10-Q for the Quarterly Period Ended March 31, 2009

Filed May 6, 2009

File No. 000-28082

Ladies and Gentlemen:

This letter is in response to the letter from the Commission’s staff dated July 17, 2009 regarding the above referenced filings. The headings below correspond to the headings in the staff’s letter, and each of the Company’s responses is preceded by the text of the comment from the staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Backlog, page 8

1.	Staff Comment. Please revise your disclosure in future filings, if applicable, to explain the basis for the increase in your backlog in each of the last three years.

Company Response. As requested, in future filings, if applicable, we will explain the basis for the increase in our backlog in each of the last three years.

Management’s Discussion and Analysis, page 26

2.	Staff Comment. We note your disclosure on page 14 and 26 that you derive a significant portion of your revenues from a small number of customers. Please revise your management’s discussion and analysis in future filings to: identify any customers which represent more than 10% of your revenue; disclose material terms of your contracts with such customers; and file as exhibits to the Form 10-K the pertinent contracts/agreements pursuant to Item 601(b)(10) of Regulation S-K.

Company Response. We did not have any customers that represented more than 10% of our net sales in any of the years ended December 31, 2008, 2007 and 2006. In the years ended December 31, 2008, 2007 and 2006, our top guidance and stabilization customer, accounted for only 5%, 4% and 4%, respectively, of our net sales in those years. In future filings, we will disclose the name of any customer that represents more than 10% of our net sales and otherwise comply with our disclosure obligations under Regulation S-K with respect to such customers, including the filing of any contracts or agreements required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

3.	Staff Comment. The Commission’s Interpretive Release No. 34-48960, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please expand your management’s discussion and analysis in future filings to provide detailed and quantitative analysis to the extent practicable of any known material trends or uncertainties. For example, we note that sales of your land mobile products decreased by 46% in 2008 while sales of your marine products increased by 11% during such period. Please explain whether management anticipates continued decline in land and mobile product sales and increases in marine product sales in future periods. These are just examples.

Company Response. As requested, in future filings, we will expand our management’s discussion and analysis to provide detailed and quantitative analysis of any known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on our financial condition or operating performance. We believe our filings to date disclose all such material trends and uncertainties that we were aware of at the time of each filing; however, we will continue to monitor such trends and uncertainties in future filings.

Critical Accounting Policies

Revenue Recognition, page 28

4.	Staff Comment. We note that under certain limited conditions you may provide for the return of goods. Please provide us with more details of this return policy and the customers who are provided with this right to return goods. Also, tell us why you believe it is appropriate to recognize revenue in these instances. Your response should address paragraphs 6-8 of SFAS 48.

Company Response. Although we do sometimes permit customers to return goods, our sales contracts do not extend any right of return to any customer. Our standard sales terms provide that:

•	All sales are final;

•	Terms are either Net 30 or Net 45 (no extended repayment period);

•	Shipments are tendered and shipped FOB (or as may be applicable, FCA, or EXW) our plant or warehouse; and

•	Title and risk of loss or damage passes to the dealer, distributor or end use customer, as applicable, at the point of shipment when delivery is made to the possession of the carrier.

Accordingly, we believe the criteria in paragraph 6(f) of SFAS 48 are not generally applicable. We have also considered the criteria in paragraphs 6(a) through (e) and confirm that we have complied with the criteria stated therein. We have also considered and adopted the requirements of SAB 101 and SAB 104 within our revenue recognition policies. Under certain limited conditions, such as to mitigate the impact of failed warranty efforts or to correct a defect in the original sales and delivery process, we, in our sole discretion, infrequently enter into separate return material authorization agreements with the dealer, distributor or end use customer, as applicable, and issue an authorization for the return of individual products. No product is accepted for return and no credit is allowed on any returned product unless we have granted and confirmed prior written permission by means of a return material authorization, and all products are returned in a pristine and re-sellable condition. For these situations, we provide a reserve for returns. We have robust policies and internal control procedures in place to track and monitor the functions associated with authorized returns and provide for a reserve against revenue for these unique situational returns (as noted above). For reference, during fiscal 2008, the sales value of all returned products was approximately $641,000, or less than 1% of total net sales.

We therefore confirm that transactions with dealers, distributors and end use customers qualify as “sales at shipment” based on our consideration of the above referenced accounting guidance.

This response is consistent with our correspondence dated January 14, 2005 to the Securities and Exchange Commission.

Liquidity and Capital Resources, page 35

5.	Staff Comment. We note your statement on page 36 that you believe your cash and cash equivalents will be adequate to meet planned operating and capital requirements “through the foreseeable future.” Please provide a more detailed discussion in your future filings of your ability to meet both your short-term and long-term liquidity needs, and the time periods contemplated in each case. Please note we consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

Company Response. As requested, in future filings, we will provide a more detailed discussion of our ability to meet both our short-term and long-term liquidity needs, and the time periods contemplated in each case.

Notes to Consolidated Financial Statements

(11) Segment Reporting, page 67

6.	Staff Comment. Tell us in detail how you determined that your mobile communications and navigation and guidance equipment industry were a single business activity under SFAS 131. Please provide us with a complete set of reports as provided to your chief operating decision maker (CODM). Please tell us your consideration of the guidance in paragraphs 10 through 15 of SFAS 131. Further, please identify your CODM for us. If you have more than one CODM, please identify for us who your chief operating decision makers are with specific reference to paragraph 12 of SFAS 131.

Company Response. We have one CODM, our President, Chief Executive Officer and Chairman of the Board (CEO). We considered the following factors in determining that we do not have two reportable product segments:

•

The technology underlying our products consists of common sensor components, and common embedded software, which is configured into multiple product offerings across all markets served. We design, develop, manufacture and market our products exclusively for mobile satellite communication, navigation, guidance and stabilization applications, which we consider to be a single business activity.

•	We operate as one business enterprise, headed by our CEO, and organized by functional departments reporting to our CEO.

•

Our CEO is our sole decision maker, and is empowered to make all operating decisions, with the consultation of our board of directors, when appropriate. Department heads are empowered to make decisions within the scope of their annual departmental budgets or quarterly spending targets, as applicable, which are approved by both our CEO and our board of directors, or by our CEO, respectively. Operating expenses are managed on a departmental basis for sales, manufacturing and facilities, engineering, marketing and administration. Departmental heads are required to explain actual results as compared with budgeted results and are responsible to remain within their departmental budgetary spending guidelines as established by the CEO.

•

We separately review sales and related direct costs of goods sold (direct materials and labor only) for each significant product and family of products. However, beyond the actual product coding level, all operational expenses across all product offerings are consolidated into the above mentioned limited number of functional departments. Resources are allocated by functional department, at the expense levels that are considered necessary to carry out the business purpose for each department. Each respective functional department supports the entire organization and is neither bifurcated nor organized into product segments.

•

Our sales were approximately $82 million in 2008 and we believe it is not necessary or economically justifiable to create the extensive system and measurement structure that would be necessary to manage the company differently. We do not organize or report our operating results for purposes of discrete separate product-segment measurement, except for geographic results.

In determining our segment reporting requirements, we specifically considered the guidance of paragraphs 10-15 of SFAS 131.

Paragraph 15 states “the characteristics in paragraph 10 may apply to two or more overlapping sets of components for which managers are held responsible. That structure is sometimes referred to as a matrix form of organization. For example, in some enterprises, certain managers are responsible for specific geographic areas. The chief operating decision maker regularly reviews the operating results of both sets of components, and financial information is available for both. In that situation, the components based on products and services would constitute the operating segments”.

Our company is not managed using a matrix form of management. The CODM exclusively uses consolidated balance sheet, profit and loss and cash flow statement to manage the business and separate financial information for all product components is not available.

The consolidated financial statements used by the CODM are periodically (typically quarterly) complemented by product-based analysis, such as the report provided to you within an e-mail dated August 7, 2009. However, we do not believe that this complementary information can accurately be described as either “operating results” or “financial information” within the meaning of paragraph 15. Although the complementary report reviewed by our CODM may appear to present such information, the data in the report is not derived from readily available and routinely prepared financial information. Instead, this complementary report is based upon highly subjective allocations, “guesstimates” and considerations, and is neither prepared on a consistent basis nor reconciled to GAAP reported information. In addition, this report in some instances combines the operating results of mobile communications and guidance and stabilization into one category.

As a result, the report provides no more than an imprecise management tool to gauge approximate product line performance; it provides neither “operating results” nor “financial information.”

This response is consistent with our correspondence dated January 14, 2005 and March 11, 2005 to the Securities and Exchange Commission.

Definitive Proxy Statement filed April 22, 2009

Compensation Discussion and Analysis, page 10

7.	Staff Comment. It appears from your disclosure on pages 12-15 that the Compensation Committee used Radford’s 2007 Executive Compensation Survey for benchmarking purposes in addition to the peer group data. If so, you must identify the component companies of the survey. In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify the benchmarked companies. For other guidance, please refer to Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Company Response. As requested, in future filings, we will identify the companies included in any benchmark survey that the Compensation Committee may use.

Base Salary, page 13

8.	Staff Comment. We note that the compensation committee considered each named executive officer’s experience and training as well as the specific needs of the company, in establishing base salaries for 2008. In future filings please discuss more specifically how the compensation committee considered these individual performance, subjective and other mentioned factors and determined the particular salary amounts for each officer. See Item 402(b)(2)(vii) of Regulation S-K.

Company Response. As requested, in future filings, we will discuss more specifically how the compensation committee considered these individual performance, subjective and other mentioned factors, to the extent applicable, and determined the particular salary amounts for each officer.

Annual Cash Bonus, page 14

9.	Staff Comment. We note your statement that the cash bonus amounts were based in part on individual performance goals of the named executive officers. We also note that the bonus was based on achievement of a revised earnings per share target. In future filings please disclose each of these performance targets. See Items 402(b)(2)(v) and (vii) of Regulation S-K. To the extent you believe that disclosure of these objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Company Response. In 2008, our corporate performance goals were based on a stated earnings per share target. As requested, in future filings, if our compensation committee adopts a similar performance goal based on earnings per share with respect to any fiscal year, we will disclose in the proxy statement for the following year the earnings per share target against which achievement of our corporate performance goals for the prior year will have been measured.

As required by Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations, in considering our disclosure obligations with respect to individual performance goals, we began our analysis with a consideration of the materiality of the information to investors. We believe that our named executive officer’s individual performance goals are not material to investors’ understanding of their overall compensation. Each executive has between five and ten individual performance goals, each of which, if earned in full, would entitle the executive to a portion of the target bonus amount allocated to individual performance goals (i.e., in the case of an executive with seven goals, each goal would be worth, on average, one-seventh of 25%, or approximately 3.6%, of the target bonus amount). In 2008, all of the individual performance goals, taken together, ranged from approximately 5.0% of the executive’s total compensation to approximately 9.2% of the executive’s total compensation (in the case of the CEO), with an average of 6.7% of the executive’s total compensation. (We note that, had the executives achieved 100% of our corporate performance goals, these percentage amounts would have been even smaller.) Accordingly, in 2008, each separate goal constituted, on average, only approximately 0.9% of the executive’s total compensation. We do not presently know the total amount of compensation that will be earned by our named executive officers with respect to fiscal 2009. But based on 2008 results, we do not believe that the 2009 amounts will be material to investors. We acknowledge that, if our compensation committee adopts individual performance goals that are material to investors, we will reassess our disclosure obligations in light of the staff’s comment and applicable guidance.

Although the staff’s comment directly addressed only our annual cash bonus program, we believe it is appropriate to present our views regarding the applicability of Question 118.04 to another form of performance-based compensation that will be described in our 2010 proxy statement. In March 2009, the compensation committee granted certain executive officers shares of restricted stock, the vesting of a portion of which is contingent on meeting certain strategic performance targets. We disclosed these grants, including the performance-based vesting contingencies, in a current report on Form 8-K filed on March 13, 2009. In preparing our disclosure, we gave consideration to the requirements of Item 402(b)(2)(v) and (vii) that would later become applicable and determined that we should disclose the nature of the strategic performance-based targets, but not the strategic targets themselves. Specifically, we disclosed that, of the total number of shares of restricted stock granted to the executives, (a) 25% of the grant will vest annually in four equal installments, the first of which will vest on the first anniversary of the grant date contingent upon achieving two specific mini-VSAT sales objectives in 2009, and (b) 25% of the grant will vest annually in four equal installments, the first of which will vest on the first anniversary of the grant date contingent upon achieving certain fiber optic gyro production output targets in 2009. We determined that the information that would be material to our investors is that our compensation committee has given our executives (a) an incentive to meet sales goals for our mini-VSAT products, which is one of our key strategic objectives, and (b) an incentive to increase production rates for our fiber optic gyros, another key competitive goal. We have never disclosed our annual or quarterly unit sales for any product, nor have we disclosed our production rates for any of our products, nor do we believe that any such disclosure is required. Against this background, we do not believe that the disclosure of the particular strategic performance goals would materially improve investors’ understanding of our compensation committee’s goals for our executives, and therefore we believe that the undisclosed quantitative information is not material to our investors. We intend to disclose to investors how difficult it will have been for our executives to achieve these strategic performance targets, and we respectfully submit that this disclosure will be more meaningful to investors than the particular strategic objectives themselves.

Moreover, we believe that Instruction 4 to Item 402(b) permits us to omit these performance targets. First, we believe we occupy a unique position in our marketplace: our principal competitors are either private companies with no obligation to disclose comparable information, or small divisions of much larger, multi-national public companies for whom comparable information would be entirely immaterial to their investors. Thus, in our markets, we believe we are the only public company that might be required to disclose any relevant information about our management incentives and the particular strategic goals that our compensation committee believes are important to our future success. Accordingly, merely having a unique disclosure obligation puts us at a competitive disadvantage to our competitors, about whom we lack comparable publicly available information.

Second, our sales goals for the mini-VSAT products are a multi-factor test with specific criteria that, if disclosed, would enable our competitors to figure out which class of customers, or perhaps even which particular customers, we are targeting both in 2009 and in future years. The multi-factor test also includes certain forward-looking information that would provide insight into our longer-term sales strategy. Even with the information that relates only to 2009, our competitors would know our long-term sales plan, our approach to the market and our target customers, and would re-orient their own sales efforts to seek to defeat us competitively, either by pursuing the same customers more aggressively or by seeking to capture parts of the market that are not presently in our area of focus. We strongly believe that true competitive harm would result from the disclosure of our mini-VSAT sales goals. Under these circumstances, Instruction 4 to Item 402(b) permits us to omit disclosure of this performance goal.

Third, the performance target for our fiber optic gyro production relates to our defense business. In this market, we compete primarily with much larger companies, and we believe that, as a small company with 2008 revenues of only $82.4 million (only a portion of which relates to our defense business), we have succeeded in offering competitive products to very large customers such as the U.S. military and other defense industry clients. We believe that our competitors try to use our relatively small size against us and that they would try to exploit any detailed information about our production capacity to our disadvantage. As mentioned above, we have never disclosed our maximum production capacity and do not believe any such disclosure is required. As a result, competitors can assert only generalized attacks against our capabilities. Were our competitors armed with concrete information about our product capacity, they could share this information with customers in an effort to better leverage their larger size and larger capacity to win orders and take sales opportunities away from us. For these reasons, we believe that disclosure of our fiber optic gyro production target would lead to competitive harm. As above, we believe that Instruction 4 to Item 402(b) permits us to omit disclosure of this performance goal.

As mentioned above, in lieu of this disclosure, we intend to provide meaningful disclosure about the difficulty of achieving both of these performance targets.

Equity Incentive Program, page 15

10.	Staff Comment. We note that these grants are based upon the executive’s “prior performance, the importance of retaining the executive’s services and the potential for the executive’s performance to help [you] attain [your] long-term goals.” In future filings please analyze in more detail how the committee’s consideration of these individual performance, subjective and other mentioned factors resulted in the compensation awarded to your named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

Company Response. As requested, in future filings, we will analyze in more detail how the compensation committee’s consideration of individual performance, subjective and other mentioned factors resulted in compensation awarded to our named executive officers.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Cost of Sales, page 18

11.	Staff Comment. We note that your gross margin decreased significantly due to various factors including an increase in your inventory reserves. Provide us with more details including the amount recorded and the reasons for the inventory reserve increase. Also, provide us with the change(s) in circumstance(s) and factor(s) that have occurred since December 31, 2008 that require you to increase your reserve. You should explain why you believe your reserve at December 31, 2008 was appropriate in light of your declining product sales, declining economy and increased inventory levels. In this regard, we note your disclosures on page 29.

Company Response. In the first quarter of 2009 we recorded an inventory reserve charge to cost of goods sold of approximately $419,000 or 2.9% of our net inventory as of March 31, 2009. At the end of each quarter, including the quarter ended March 31, 2009, we perform a detailed review of every inventory item included in raw materials, work-in-process and finished goods for potential excess and obsolescence. This incorporates an analysis of a report of over 3,500 inventory items for which each item is reviewed for trailing twelve month usage versus the supply on hand and also encompasses an evaluation of a forecast of our production/sales demand for such products over the next twelve months. Department managers in purchasing, engineering, sales and finance all have involvement in the review of this report and the assessment of excess and obsolete inventory at the end of each quarter.

We have been challenged by declining economic conditions as disclosed in our recent periodic reports and as noted in your comment. Such deterioration of economic conditions versus forecasted product sales expectations actually accelerated in Q1 2009 for our core maritime satellite communications products, and more specifically so in the month of March 2009. Our maritime sales historically tend to increase throughout each month in the first quarter in alignment with the seasonality of the marine business. For reference, in the fourth quarter of 2008, our overall product sales were down only 5% year-over-year, which was consistent with our overall product sales decrease for the year ended December 31, 2008 versus December 31, 2007. Specifically, in the fourth quarter of 2008 mobile communications product sales associated with the marine industry (a primary portion of our overall product sales) were down 17% year-over-year and our overall international marine mobile communications product sales were down 9% year-over-year.

However, in the first quarter of 2009 we encountered a dramatic decrease in mobile communications product sales, much more than forecasted and more than anything we had experienced in previous quarters. Specifically, in the first quarter of 2009 mobile communication product sales associated with the marine industry decreased 37% year-over-year and our international marine mobile communications product sales were down 49% year-over-year. This was a significant percentage drop-off from our year-over-year fourth quarter results and was more than we had anticipated. Due to the seasonality of the mobile communications industry, the first quarter is historically our second largest product sales quarter. Therefore, this sales decrease was even more significant from a total dollar level perspective. Also contributing to this sales decrease in the first quarter of 2009, beyond negative economic conditions, was increased competitive price pressure within the mobile communications industry, which we attempted to counter with our own pricing discounts and incentives.

This significant decrease in mobile communications product sales in the first quarter of 2009 versus forecasted expectations significantly drove the charge to the inventory reserve as a result of a higher level of certain mobile communications finished goods and raw materials not originally forecasted to exist at the end of the first quarter. As a specific example, our sales and marketing plan as we exited the first quarter and as we entered the second quarter of 2009 (which is historically the strongest sales quarter for mobile communication marine products) was to focus sales primarily on three new Fleet broadband products (used for Inmarsat-based internet and phone communications). As a result, we increased the inventory reserve for the previous versions of such products that are now being replaced by the newer Fleet broadband products. Going into the first quarter of 2009 we had forecasted to sell a much larger portion of this previous version inventory, versus the actual sales level realized in the quarter. As the newer Fleet broadband products are now being accepted in the marketplace, the demand for the older product versions is decreasing.

In addition, we modify the design of existing products from time to time to improve product efficiency, reliability and cost. These product engineering changes are often requested by customers with limited notice and short delivery deadlines. In reviewing our inventory reserve for the first quarter, we identified instances when product engineering changes initiated in the first quarter resulted in the obsolescence of certain raw materials and to a limited extent some finished goods. Our military sales and engineering management teams also identified certain military inventory components as obsolete based on military customer procurement trends that solidified in the first quarter of 2009 and are now projected to continue. As a result, we reserved for such inventory.

We believe that the change in our inventory reserve in the first quarter of 2009 correlates to events that transpired in the first quarter of 2009, primarily during the latter part of the quarter, that we were not aware of as of our December 31, 2008 10-K filing date, nor could we have anticipated based on the current dynamics of the economy, our business and the industry at large. We therefore believe that our inventory reserve was appropriately stated at December 31, 2008.

* * *

In connection with our responses to your comments, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact me at 401-845-2402 or by email at pspratt@kvh.com.

Sincerely,

/s/ Patrick J. Spratt
Patrick J. Spratt
Chief Financial and Accounting Officer
KVH Industries, Inc.